E-mail title:
Inhibitex: FermaVir reports favorable preclinical data for FV-100
E-mail Text:
Filed by Inhibitex, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Fermavir Pharmaceuticals Inc.
Exchange Act File No. 333-116480
Inhibitex is pleased to forward a recent announcement from FermaVir Pharmaceuticals, Inc. highlighting preclinical data for FV-100, a highly potent, orally bioavailable bicyclic nucleoside analogue being developed for the treatment of herpes zoster infection (shingles). As you may recall, in April we announced a definitive merger agreement to acquire FermaVir.
In preclinical toxicology studies, FV-100 was generally safe and well-tolerated in animals at dose levels that are expected to exceed a therapeutically relevant dose. In addition, preclinical pharmacokinetic studies indicated that single oral doses of FV-100 can produce prolonged plasma concentrations over twenty-four hours, suggesting the potential for a once-a-day dosing regimen.
The encouraging preclinical data provides a path forward for the clinical development of FV-100. We look forward to reporting further developments for this compound. In the meantime, please do not hesitate to contact us with any questions.
Sincerely,
Lilian Stern (Investors)
Stern Investor Relations, Inc.
(212) 362-1200
lilian@sternir.com
FermaVir Announces Positive Data from Recent Preclinical Studies of FV-100
Encouraging Pharmacological Profile Suggests Potential
for a Once-Daily Dosing Regimen

NEW YORK, New York — August 8, 2007 — FermaVir Pharmaceuticals, Inc. (Nasdaq OTC:BB: FMVR) today announced positive results from preclinical studies evaluating FV-100, a highly potent, orally bioavailable bicyclic nucleoside analogue for the treatment of herpes zoster infection (shingles). In the preclinical toxicology studies, the compound was generally safe and well tolerated in animals at dose levels that are expected to exceed a therapeutically relevant dose. In addition, preclinical pharmacokinetic studies indicated that single oral doses of FV-100 can produce prolonged plasma concentrations over twenty-four hours, suggesting the potential for a once-a-day dosing regimen.
“This encouraging data builds on prior published preclinical data demonstrating the antiviral activity of FV-100 against varicella zoster and its potential to further reduce the symptoms associated with shingles, such as acute pain and post-herpetic neuralgia (“PHN”),” stated Geoffrey Henson, Ph.D., chief executive officer of FermaVir. “Importantly, the data reinforces our belief that FV-100 has the potential to be a more potent treatment option for shingles with the advantage of a favorable safety profile and once-a-day dosing regimen as compared to currently-available therapies, and provides a path forward for filing an Investigational New Drug (“IND”) Application in the near future and commencing the clinical development of FV-100.”
In the preclinical studies, FV-100 was administered as a single oral dose at 100 mg, 500 mg, or 2,000 mg/kg in both rats and dogs. Following a 14-day observation period, toxicity data from both species revealed no mortalities or significant adverse events. Additionally, genotoxicity and phototoxicity studies were also negative.
Pharmacokinetic analysis indicated at the lowest dose level, a single oral dose of FV-100 resulted in plasma levels at 24 hours of CF-1743, the active form of FV-100, which exceeded the amount required to inhibit 90% (EC90) of the replication of varicella zoster virus. The EC90 is a measure of the amount of a compound which inhibits 90% of the virus in vitro. Taken together, FV-100 appears to be safe and well tolerated in rats and dogs over the ranges and duration of exposure examined.
Published in vitro studies demonstrate that FV-100, a prodrug of CF-1743, is the most potent compound among antivirals in development or approved for the treatment of shingles. Further, based on its exceptional ability to rapidly enter cells and quickly inhibit viral replication, FV-100 has the potential to further reduce all shingles-related symptoms, including the incidence and the severity of acute pain and post-herpetic neuralgia (PHN), a painful condition caused by damage to the nerves during the active viral infection.
About FermaVir
FermaVir Pharmaceuticals, Inc. is a biotechnology company focused on the development of important antiviral drugs in underserved segments of the pharmaceutical development marketplace. FermaVir’s most advanced program is FV-100, a compound currently being developed for the treatment of shingles. FermaVir is also developing a series of compounds that could improve the treatment of Cytomegalovirus (CMV) infection, a currently incurable viral disease that can threaten eyesight as well as cause severe morbidity and mortality mostly in the immunosuppressed. FermaVir’s Intellectual Property portfolio includes a number of patent applications and a worldwide exclusive license for potential new drug treatments of infectious diseases. On April 10, 2007, FermaVir announced that it has entered into a definitive agreement to merge with Inhibitex, Inc., which is expected to close in September 2007. For additional information about FermaVir, please visit www.fermavir.com.
Additional Information about the Merger and Where to Find It
In connection with the proposed merger, Inhibitex and FermaVir have filed relevant materials with the Securities and Exchange Commission (SEC), including a registration statement on Form S-4 that contains a prospectus and a joint proxy statement. The registration statement has not yet been declared effective by the SEC. Investors and security holders of Inhibitex and FermaVir are urged to read these materials when they become available because they will contain important information about Inhibitex, FermaVir and the merger. The proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by Inhibitex and FermaVir with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Inhibitex by directing a written request to: Inhibitex, 9005 Westside Parkway, Alpharetta, GA 30004, Attention: Investor Relations; and documents filed with the SEC by FermaVir by directing a written request to FermaVir, 420 Lexington Avenue, Suite 445, New York, N.Y. 10170, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.
Participants in the Solicitation
Inhibitex and FermaVir and their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Inhibitex and FermaVir in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of Inhibitex is also included in Inhibitex’s Amendment No. 1 to the Annual Report on Form 10-K for year ended December 31, 2006. This document is available free of charge at the SEC’s web site (www.sec.gov) and from Investor Relations at Inhibitex at the address set forth above. Additional information regarding the directors and executive officers of FermaVir is also included in FermaVir’s Annual Report on Form 10-KSB for the year ended April 30, 2007. This document is available free of charge at the SEC’s web site (www.sec.gov) and from Investor Relations at FermaVir at the address set forth above.
Safe Harbor Statement
Some of the statements included in this press release are forward-looking statements that involve a number of risks and uncertainties, including, but not limited to: statements regarding the proposed acquisition, future market opportunity and future financial performance. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Important factors may cause our actual results to differ materially, including, but not limited to, the satisfaction of the conditions to the closing of the pending merger transaction with Inhibitex, including approvals by the stockholders of both corporations, the Board of Directors of neither FermaVir nor Inhibitex withdrawing its support for the pending merger transactions, uncertainties associated with product development, the risk that FermaVir will not obtain approval to market its products, the risk that FermaVir technology will not gain market acceptance, the risks associated with dependence upon key personnel, the need for additional financing; and other cautionary statements contained elsewhere herein and in FermaVir’s Annual Report on Form 10-KSB for the year ended April 30, 2007, as filed with the Securities and Exchange Commission. Any forward-looking statements set forth in this press release speak only as of the date of this press release. We do not intend to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof.
Contact:	Geoffrey W. Henson, Ph.D. CEO FermaVir Pharmaceuticals, Inc. Suite 445, 420 Lexington Avenue New York, NY 10170 Ph. 212-413-0802 Fax 646-723-2744